Management Discussion and Analysis

Quarter Ended May 31, 2004

Sales
Sales for the quarter ended May 31, 2004 were $9,339,582, compared to $12,285,626 in the previous year, representing a decrease of $2,946,044. The decrease of 24% is attributed to the following:

  decrease in sales of co-pack products due to a reduction in sales of co-pack products in which the Company supplies the raw materials and an increase in sales of co-pack products in which the customer supplies the raw materials 1.1M (9%)
  decrease in sales of branded products due to the refocus of the US market and discontinuation of the Little Debbie’s snack foods line 2.4M (20%)
  increase in US dollar sales due to differences in the conversion rates 0.6M (5%)

Cost of Sales and Margin
Cost of sales decreased $2,936,273 from $9,263,642 to $6,327,369. Cost of sales were lower due to reduced sales in branded products in the US, the discontinuation of the Little Debbie’s snack foods line, and a change in co-pack product mix from customers that require the Company to supply raw materials, to customers that supply raw materials and are billed a co-pack fee. This decrease was partially offset by an increase in cost of sales due to US exchange conversion in the amount of $400,000. The gross margin remained consistent at $3,012,213 in the current quarter compared to $3,021,984 in the same quarter of the previous year. This resulted in a margin percentage increase from 24.6% in the quarter ended May 31, 2003 to 32.3% in the quarter ended May 31, 2004.

Selling, General and Administration Expenses
These expenses decreased $706,304 from $2,647,682 to $1,941,378, due primarily to a reduction in sales, administration and marketing costs in the US as a result of the refocus of the US market.

Other Expenses
Depreciation in the quarter remained consistent with the same quarter in the prior year. Amortization in the quarter decreased by $63,035 from $78,851 in the prior year to $15,816 due to the write down of deferred costs related to the start up of the US operations and product development in the last fiscal year ended February 29, 2004.

Interest decreased by $2,508 from $79,756 to $77,248 due to lower interest rates.

Income Taxes
As explained in Note 5 the Company has future income tax assets from unused loss carry-forwards and other differences in carrying amounts. In the quarter ended May 31, 2004, the Company utilized $371,020 in loss carry-forwards and paid $300 in current income tax. The company is not presently paying cash taxes on operating profits and does not anticipate having to do so in this fiscal year.

Liquidity and Capital Resources
As at May 31, 2004, the Company had negative working capital of $417,126 compared to negative working capital of $1,673,014 at the prior year end. The improvement in working capital resulted from operating profits and net proceeds from long term debt. Bank indebtedness was $2,288,144 compared to $3,179,800 for the prior year end. There were no cash or cash equivalents as at May 31, 2004 or the previous year end. The Company has unused borrowing capacity of $1 million as at May 31, 2004.

Cash Flows

Quarter Ending May 31
Cash inflow from operations for the first quarter ended May 31, 2004 was $1,061,418, compared to $294,546 in the first quarter of last year. Net cash generated from operating activities (net of changes in non-cash working capital items, future income taxes and stock based compensation) was $726,975, compared to $309,232 the prior year. Working capital changes utilized $334,443 in decreases in accounts payable that were not entirely offset by decreases in accounts receivable. In Q1 of 2003, working capital changes generated $14,686 due to increases in accounts payable and decreases in prepaid expenses offset by increases in accounts receivable and inventory for seasonal changes.

Financing activities utilized $725,142 compared to $15,293 generated for the same period last year. Bank indebtedness decreased by $891,656 compared to $301,342 in the prior year as a result of the increased profits in the quarter. Long term debt increased by a net amount of $166,514 due to additional long term advances compared to $97,802, primarily due to currency translation, in the prior year.